NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 103009. Phone: (095) 787 76 67. Fax: (095) 785 58 08. [redacted]mk@nornik.ru

Ref 18.02.03 № ГМК/ 2279

Your ref ____________________

03007384

03 FEB 20 7:21

SUPPL

Date: February 17, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Re: Exemption No.: 82-4270

Dear Sir or Madam:

In connection with MMC Norilsk Nickel's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Act of 1934, and in compliance with their ongoing requirements under Rule 12g3-2(b)(1)(iii) please find enclosed 2002 press-releases, the Company's 2001 annual report, quarterly financial reports (balance sheets and profit and loss statements) for 2002 prepared under the Russian Accounting Standards.

The Bank of New York acts as Depository Bank for the above referenced company under the Form F-6 registration statement number: 333-6678, which was declared effective by the SEC on May 23, 1997.

Sincerely,

Dmitry V. Razumov
Deputy General Director

dlw 3/18

See enclosed

Enclosures

The list of 2002 press-releases

1. Norilsk Nickel works at capacity after heavy snowstorms. (03.01.2002)
2. Norilsk Nickel to start Nadezhda smelter rebuild in march. (08.01.2002)
3. Norilsk Nickel to swap last 3% in former parent company.(17.01.2002)
4. Norilsk Nickel to sell more palladium by long term contract. (22.01.2002)
5. Norilsk Nickel strengthens development strategy team. (23.01.2002)
6. Norilsk Nickel to produce PGMs from scrap. (05.02.2002)
7. Board of Directors confirms lists of candidates for election to the Board for 2002, and announces the date of the General shareholders' meeting (05.02.2002)
8. Norilsk Nickel receives credit from Commerzbank AG (Germany) (11.02.2002)
9. Igor Komarov has been appointed Deputy General Director (01.03.2002)
10. Norilsk Nickel sells its stake in Novolipetsk Combine. (12.03.2002)
11. Norilsk says won't sell spot palladium before May. (21.03.2002)
12. Norilsk says exports 63,700 t nickel in Q1 2002. (04.04.2002)
13. Russia's Norilsk to use nickel as loan collateral. (04.04.2002)
14. Management structure of Norilsk Nickel to be augmented by institute of Vice Presidents. (08.04.2002)
15. Extraordinary general shareholders' meeting has approved liquidation of the cross shareholding. (13.04.2002)
16. Igor Komarov named Deputy Chairman of Management Board. (15.04.2002)
17. Norimet to sell Norilsk Nickel's platinum group metals on foreign markets. (21.05.2002)
18. MMC Norilsk Nickel recommends 2001 dividend of RUR 23 per share. (29.05.2002)
19. MMC Norilsk Nickel approves dividend policy. (04.06.2002)
20. US$200,000,000 Secured 3 Year Loan Facility arranged for Norilsk Nickel (13.06.2002)
21. The buy back of 38 761 525 ordinary shares of the Company completed (17.06.2002)
22. MMC Norilsk Nickel annual general shareholders' meeting approved company's 2001 results (30.06.2002)
23. Norilsk Nickel named as Russia's leading exporter for 2001 (02.07.2002)
24. The numbers of employees of MMC was reduced by 2.9 percent in 2001 (03.07.2002)
25. Changes in the management structure of Norilsk Nickel's Polar division (04.07.2002)
26. Results of the final swap of RAO Norilsk Nickel shares have been summarized (01.08.2002)
27. Norilsk Nickel will continue to review attractive projects in New Caledonia (02.08.2002)
28. Group of foreign banks provides $75 million credit to Norilsk Nickel (21.08.2002)
29. Norilsk Nickel Group has repaid a Ministry of Finance loan (03.09.2002)
30. Appointment of Vitaly Berlin as Vice-President of MMC Norilsk Nickel (11.09.2002)
31. Shares canceled (17.09.2002)
32. Norilsk Nickel announces 2001 IAS results (19.09.2002)
33. MMC "Norilsk Nickel" invites investors and analysts to participate in a conference call (23.09.2002)
34. Dmitri Zelenin to leave Norilsk Nickel (03.10.2002)
35. MMC Norilsk Nickel has acquired 20.1 % of the common shares of the Enisey River Steamship Company (04.10.2002)
36. Jokves Rozenberg named as Deputy Chairman of MMC Norilsk Nickel's Management Board (09.10.2002)
37. Long-term contract with GM (09.10.2002)
38. Maxim Finsky elected to the Board of Directors of the International Platinum Association (16.10.2002)
39. MMC Norilsk Nickel has acquired ZAO "Polyus" (24.10.2002)
40. Polyus - New Board of Directors is Elected (01.11.2002)
41. Norilsk Nickel to invest $341 million in Stillwater Mining in exchange for majority interest (20.11.2002)

Enclosures (cont.)

42. Norilsk Nickel website has been granted award as the best in design and navigation. (28.11.2002)
43. MMC Norilsk Nickel wins national award for the qualification and training of personnel. (10.12.2002)
44. MMC Norilsk Nickel's subsidiaries win awards in additional categories at competition to find Russia's most socially effective organizations. (11.12.2002)
45. MCM Norilsk Nickel wins award at "Company of the year" competition for 2001. (11.12.2002)
46. Norilsk Nickel and ALMAZJUVELIREXPORT to set up a joint overseas trading company. (15.12.2002)
47. Appointment of First Deputy General Director of ZAO "Polyus". (16.12.2002)
48. US$ 250 million structured pre-export finance facility for MMC Norilsk Nickel. (16.12.2002)
49. Norilsk Nickel awarded for the best achievements in corporate governance. (20.12.2002)
50. Management Board of Norilsk Nickel approved development strategy until 2015. (20.12.2002)
51. Muskovite artist awarded for Norilsk Nickel logo and style design. (27.12.2002)

2001 Annual Report

Quarterly financials for the 3 month ending March 31, 2002

Quarterly financials for the 6 month ending June 30, 2002

Quarterly financials for the 9 month ending September 31, 2002

Ex. 82-4270

Balance Sheet

Form #1 (RAS)- 710001
As of March 31, 2002
Company: **OJSC "MMC "Norilsk Nickel"**
INN (Personal Tax Number) 8401005730
Industry: **Non-Ferrous Metsals**
Form of Organization: **Open Joint Stock Company**
In Thousands of Russian Rubles

03 FEB 20 7:21

Russian Enterprise and Organization Classification	44577806
Russian Industries Classification	12242, 12222
Russian Organizational Forms Classification	47/34

ASSETS	Line Code	As of January 1, 2002	As of March 31, 2002
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	258	247
including: patents, licences, trade marks (marks of service), other similar rights and assets	111	258	247
organization expenses	112	-	-
goodwill	113	-	-
Fixed assets (01, 02,03)	120	46 828 320	46 591 242
including: land and natural objects in use	121	-	-
buildings, machinery and equipment	122	46 794 415	46 556 172
Investments in non-current assets (07, 08, 16, 60)	129	10 893 456	12 658 228
Construction in progress (07, 08, 16, 61)	130	-	-
Investment in material values (03)	135	-	-
including: property for leasing	136	-	-
property for hire	137	-	-
Long-term financial investments (06,82)	140	58 428 518	53 326 151
including: investment in subsidiaries	141	51 227 426	51 227 528
investment in subordinated companies	142	485 950	485 949
investment in other entities	143	6 652 381	1 140 456
loans granted to entities for over 12 months	144	35 000	35 000
other long-term financial investments	145	27 761	437 218
Other non- current assets	150	-	-
Total for Section I	190	116 150 552	112 575 868
II. CURRENT ASSETS			
Stocks	210	55 864 957	55 585 980
including: raw and other materials, other similar stocks (10,12,13,16)	211	25 509 568	25 796 487
livestock (11)	212	104	119
work in progress expenses (20, 21, 23, 29, 30, 36, 44)	213	13 463 613	10 497 037
finished goods and goods for resale (16, 40, 41)	214	12 761 061	15 236 403
dispatched goods (45)	215	2 959 004	2 608 738
deferred expenses (31)	216	1 171 607	1 447 196
other stocks and costs	217	-	-
Value added tax on acquired assets (19)	220	7 289 003	7 605 169
Accounts receivable (due in more than 12 months after balance shee	230	733	729
including: buyers and customers (62, 76, 82)	231	-	-
receivable (62)	232	-	-
debts of subsidiaries and subordinated companies (78)	233	-	-
advances issued (61)	234	-	-
other debtors	235	733	729
Accounts receivable (due within 12 months after balance sheet date)	240	27 506 642	29 675 634
including: buyers and customers (62, 76, 82)	241	12 842 369	17 003 100
notes receivable (62)	242	-	-
debts of subsidiaries and subordinated companies (78)	243	-	-
debts of participants (constitutors) for charter capital installments (75)	244	-	-
advances issued (61)	245	5 302 411	5 014 543
other debtors	246	9 361 862	7 657 991
Short-term financial investments (56,58,82)	250	839 376	863 599
including: loans granted to entities for less than 12 months	251	298 225	295 284
own shares repurchased from shareholders	252	-	-
other short-term financial investments	253	541 151	568 315
Cash	260	5 322 184	7 292 229
including: petty cash (50)	261	158 032	103 078
settlement accounts (51)	262	714 790	582 533
foreign currency accounts (52)	263	62 652	13 714
other cash (55, 56, 57)	264	4 386 710	6 592 904
Other current assets	270	-	-
Total for Section II	290	96 822 895	101 023 340

Balance Sheet

Form #1 (RAS)- 710001
As of March 31, 2002
Company: **OJSC "MMC "Norilsk Nickel"**
INN (Personal Tax Number) 8401005730
Industry: **Non-Ferrous Metsals**
Form of Organization: **Open Joint Stock Company**
In Thousands of Russian Rubles

Russian Enterprise and Organization Classification	44577806
Russian Industries Classification	12242, 12222
Russian Organizational Forms Classification	47/34

LIABILITIES	Line Code	As of January 1, 2002	As of March 31, 2002
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	410	122 472	252 667
Additional share issues	411	130 195	-
Additional capital (87)	420	48 379 298	48 379 363
Reserve capital (86)	430	37 900	37 900
including: reserve funds created in accordance with the legislation	431	37 900	37 900
reserve funds created in accordance with the charter documents	432	-	-
Social fund (88)	440	-	-
Special-purpose financing and receipts (96)	450	-	-
Prior years retained earnings (88)	460	106 650 020	106 650 020
including:	461	31418616	31418616
Prior years uncovered losses (88)	465	-	-
Current year earnings from operating activities (88)	470	-	3 740 800
Currant year uncovered losses (88)	475	-	-
Total for Section III	490	155 319 885	159 060 750
IV. LONG_TERM LIABILITIES			
Borrowings (92,95)	510	30 296	-
including: bank loans due in more than 12 months after balance sheet date	511	30 296	-
borrowings due in more than 12 months after balance sheet date	512	-	-
Other long-term liabilities	520	4 814	3 998
Total for Section IV	590	35 110	3 998
V. CURRENT LIABILITIES			
Borrowings (90, 94)	610	27 160 553	23 941 076
including: bank loans due within 12 months after balance sheet date	611	27 160 553	23 941 076
borrowings due within 12 months after balance sheet date	612	-	-
Accounts payable	620	30 009 815	30 182 923
including: suppliers and contractors (60, 76)	621	24 092 757	24 882 510
notes payable (60)	622	2 843 893	1 184 837
due to subsidiaries and subordinated companies (78)	623	-	-
due to employees (70)	624	903 753	1 077 563
social insurance and social security (69)	625	469 496	557 523
due to the budget (68)	626	726 580	1 243 164
advances received (64)	627	153 498	227 576
other payables	628	819 838	1 009 750
Dividends (75)	630	-	-
Deferred revenues (83)	640	448 084	410 461
including: special-purpose financing		-	-
Deferred expenses reserves (89)	650	-	-
Other current liabilities	660	-	-
Total for Section V	690	57 618 452	54 534 460
BALANCE (lines 490+590+690)	**700**	**212 973 447**	**213 599 208**

Off-Balance Sheet Items

Item	Line Code	As of January 1, 2002	As of March 31, 2002
1	2	3	4
Rented fixed assets(001)	910	11 269 007	11 558 362
including leased fixed assets	911	306 221	260 579
Valuables on custody (002)	920	299 560	233 286
Materials acceptet for processing (003)	921	-	-
Goods on commission (004)	930	-	-
Equipment for installment (005)	931	-	-
Stringent reporting forms (006)	932	2 805	3 795
Bad debtors write-off (007)	940	-	-

Balance Sheet

Form #1 (RAS)- 710001
As of March 31, 2002
Company: **OJSC "MMC "Norilsk Nickel"**
INN (Personal Tax Number) 8401005730
Industry: **Non-Ferrous Metsals**
Form of Organization: **Open Joint Stock Company**
In Thousands of Russian Rubles

Russian Enterprise and Organization Classification		44577806		
Russian Industries Classification		12242, 12222		
Russian Organizational Forms Classification		47/34		
Fixed assets leased by the Company to third parties (011)	981		-	-

Profit and Loss Account

Form #2 (RAS) - 710002
as of March 31, 2002
Company: **OJSC "MMC "Norilsk Nickel"**
INN (Personal Tax Number) **8401005730**
Industry: **Non-Ferrous Metsals**
Form of Organization: **Open Joint Stock Company**
In Thousands of Russian Rubles

Russian Enterprise and Organization Classification	44577806
Russian Industries Classification	12242, 12222
Russian Classification of Organizational Forms	47/34

Item	Line Code	3M 2002	3M 2001
1	2	3	4
I . Revenues and expenses from operating activities			
Net revenue from the sale of goods, products, work and services	10		
(less VAT, excise duties and similar obligatory payments)		19 122 409	31 721 725
including: from sales of metals	11	17 770 455	30 328 744
from sale of goods	12	47 969	54 223
from sale of services	13	1 043 767	995 002
from sale of exploration services	14	-	186 532
from sale of construction services	15	3 733	23 906
from leasing	16	-	-
other revenues	17	256 485	133 318
Cost of sold goods, work, services	20	-12 422 408	-10 840 602
including: from sales of metals	21	-10 783 424	-9 106 601
from sale of goods	22	-46 672	-38 702
from sale of services	23	-1 324 836	-1 397 248
from sale of exploration services	24	-	-151 908
from sale of construction services	25	-5 679	-33 746
from leasing	26	-	-
of other revenues	27	-261 797	-112 397
Gross profit	29	6 700 001	20 881 123
Selling expenses	30	-129 940	-721 521
Management expenses	40	-1 037 437	-87 426
Profit (loss) from sales (lines 010-020-030-040)	50	5 532 624	20 072 176
II. Operating revenues and expenses			
Interest receivable	60	24 935	31 779
Interest payable	70	-285 713	-136 788
Minority interests	80	2 562	-
Other operating revenues	90	12 053 035	25 548 645
Other operating expenses	100	-12 768 822	-26 138 001
III. Non-sales revenues and expenses			
Non-sales revenues	120	1 547 443	245 512
Non-sales expenses	130	-1 566 733	-688 483
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)	140	4 539 331	18 934 840
Profit tax and other similar obligatory payments	150	-798 531	-4 158 271
Profit (loss) from usual activity	160	3 740 800	14 776 569
IV. Extraordinary revenues and losses			
Extraordinary revenues	170	-	-
Extraordinary expenses	180	-	-10
Current year undistributed profit (loss) (lines 160+170-180)	190	3 740 800	14 776 559

Comments on several P&L items

		3M 2002		3M 2001	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties and fees to be paid according to court decision	210	73 -		30 311	21
Prior years retained earnings	220	854 805	353 977	-309	186 028
Compenstaion of damages due to non-fulfilment of improper fulfilment of obligations compensation	230	-	-	-	-
Exchange rate difference	240	494 007	526 311	199 734	131 388
Stocks value impairment	250	-	-	-	-
Write-off of accounts payables and accounts receivables, that are no longer subject to prescriptive right	260	-	-	-	-

Ex. 82-4270

Balance Sheet

Form #1 (RAS)- 710001
As of September 31, 2002
Company: **OJSC "MMC "Norilsk Nickel"**
INN (Personal Tax Number) 8401005730
Industry: **Non-Ferrous Metsals**
Form of Organization: **Open Joint Stock Company**
In Thousands of Russian Rubles

Russian Enterprise and Organization Classification	44577806
Russian Industries Classification	12242, 12222
Russian Organizational Forms Classification	47/34

ASSETS	Line Code	As of January 1, 2002	As of September 31, 2002
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	258	226
including: patents, licences, trade marks (marks of service), other similar rights and assets	111	258	226
organization expenses	112	-	-
goodwill	113	-	-
Fixed assets (01, 02,03)	120	46 828 069	47 597 162
including: land and natural objects in use	121	-	-
buildings, machinery and equipment	122	46 794 686	47 558 119
Investments in non-current assets (07, 08, 16, 60)	130	10 893 456	14 127 538
Long-term financial investments (58, 59)	140	58 428 518	53 084 574
including: investment in subsidiaries	141	51 227 426	50 572 142
investment in subordinated companies	142	485 950	1 310 479
investment in other entities	143	6 652 381	1 139 579
loans granted to entities for over 12 months	144	35 000	35 000
other long-term financial investments	145	27 761	27 374
Other non- current assets	150	-	-
Total for Section I	190	116 150 301	114 809 500
II. CURRENT ASSETS			
Stocks	210	55 865 208	54 644 603
including: raw and other materials, other similar stocks (10, 14, 15, 16)	211	25 509 819	24 067 058
livestock (11)	212	104	119
work in progress expenses (20, 21, 23, 29, 44, 46)	213	13 463 613	11 435 210
finished goods and goods for resale (15, 16, 41, 42, 43)	214	12 761 061	9 469 602
dispatched goods (45)	215	2 959 004	8 384 062
deferred expenses (97)	216	1 171 607	1 288 552
other stocks and costs	217	-	-
Value added tax on acquired assets (19)	220	7 289 003	7 823 418
Accounts receivable (due in more than 12 months after balance sheet date)	230	733	864
including: buyers and customers (62, 63, 76)	231	-	-
receivable (62)	232	-	-
debts of subsidiaries and subordinated companies (76)	233	-	-
advances issued (60, 76)	234	-	226
other debtors	235	733	638
Accounts receivable (due within 12 months after balance sheet date)	240	27 506 642	24 199 887
including: buyers and customers (62, 63, 76)	241	12 842 185	11 235 188
notes receivable (62)	242	-	-
debts of subsidiaries and subordinated companies (76)	243	-	-
debts of participants (constitutors) for charter capital installments (75)	244	-	-
advances issued (60, 76)	245	5 302 411	4 814 522
other debtors	246	9 362 046	8 150 177
Short-term financial investments (58, 59, 81)	250	839 376	2 659 898
including: loans granted to entities for less than 12 months (58)	251	298 225	968 095
own shares repurchased from shareholders (81)	252	-	-
other short-term financial investments (58, 59)	253	541 151	1 691 803
Cash	260	5 322 184	6 583 403
including: petty cash (50)	261	158 032	110 484
settlement accounts (51)	262	714 790	163 341
foreign currency accounts (52)	263	62 652	2 057 738
other cash (50, 55, 57)	264	4 386 710	4 251 840
Other current assets	270	-	-
Total for Section II	290	96 823 146	95 912 073
BALANCE (lines 190+290)	**300**	**212 973 447**	**210 721 573**

Balance Sheet

Form #1 (RAS)- 710001
As of September 31, 2002
Company: **OJSC "MMC "Norilsk Nickel"**
INN (Personal Tax Number) 8401005730
Industry: **Non-Ferrous Metsals**
Form of Organization: **Open Joint Stock Company**
In Thousands of Russian Rubles

Russian Enterprise and Organization Classification	44577806
Russian Industries Classification	12242, 12222
Russian Organizational Forms Classification	47/34

LIABILITIES	Line Code	As of January 1, 2002	As of September 31, 2002
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (80)	410	252 667	213 906
Additional share issues	411	-	-
Additional capital (83)	420	48 379 298	48 379 650
Reserve capital (82)	430	37 900	32 086
including: reserve funds created in accordance with the legislation	431	37 900	32 086
reserve funds created in accordance with the charter documents	432	-	-
Prior years retained earnings (84)	460	106 650 020	101 643 670
including: Prior year earnings before GSM approval (84)	461	-	-
Prior years uncovered losses (84)	465	-	-
Current year earnings from operating activities (99, 84)	470	-	5 814
including from the decrease of Charter capital in accordance with Corporate by-laws (84)	471	-	5 814
Currant year uncovered losses (99, 84)	475	-	-2 652 499
Total for Section III	490	155 319 885	147 622 627
IV. LONG_TERM LIABILITIES			
Borrowings (67)	510	30 296	6 336 575
including: bank loans due in more than 12 months after balance sheet date	511	30 296	6 336 575
borrowings due in more than 12 months after balance sheet date	512	-	-
Other long-term liabilities	520	4 814	17 175 354
Total for Section IV	590	35 110	23 511 929
V. CURRENT LIABILITIES			
Borrowings (66)	610	27 160 553	6 697 979
including: bank loans due within 12 months after balance sheet date	611	27 160 553	6 697 979
borrowings due within 12 months after balance sheet date	612	-	-
Accounts payable	620	30 009 815	27 523 536
including: suppliers and contractors (60, 76)	621	24 092 734	21 976 943
notes payable (60)	622	2 843 893	206 766
due to subsidiaries and subordinated companies (76)	623	-	-
due to employees (70)	624	903 753	956 899
social insurance and social security (69)	625	469 496	281 705
due to the budget (68)	626	726 580	2 575 940
advances received (62, 76)	627	153 498	37 730
other payables	628	819 861	1 487 553
Dividends (75)	630	-	5006350
Deferred revenues (98)	640	448 084	359 152
including: special-purpose financing (86)		-	-
Deferred expenses reserves (96)	650	-	-
Other current liabilities	660	-	-
Total for Section V	690	57 618 452	39 587 017
BALANCE (lines 490+590+690)	**700**	**212 973 447**	**210 721 573**

Off-Balance Sheet Items

Item	Line Code	As of January 1, 2002	As of September 31, 2002
1	2	3	4
Rented fixed assets (001)	910	11 974 128	13 984 872
including leased fixed assets	911	313 815	290 738
Valuables on custody (002)	920	299 560	630 023
Materials accepted for processing (003)	921	-	-
Goods on commission (004)	930	-	-
Equipment for installment (005)	931	-	-
Stringent reporting forms (006)	932	3 201	7 235
Bad debtors write-off (007)	940	-	8
Security for liabilities and payments received (008)	950	4 468	222 161
Security for liabilities and payments granted (009)	960	8 042 468	21 960 273
Fixed assets depreciation (010)	970	-	-
-	980		
Fixed assets leased by the Company to third parties (011)	990	-	57 097

Profit and Loss Account

Form #2 (RAS) - 710002
As of September 31, 2002
Company: **OJSC "MMC "Norilsk Nickel"**
INN (Personal Tax Number) **8401005730**
Industry: **Non-Ferrous Metsals**
Form of Organization: **Open Joint Stock Company**
In Thousands of Russian Rubles

Russian Enterprise and Organization Classification	44577806
Russian Industries Classification	12242, 12222
Russian Classification of Organizational Forms	47/34

Accounting principle: upon dispatch

Item	Line Code	9M 2002	9M 2001
1	2	3	4
I . Revenues and expenses from operating activities			
Net revenue from the sale of goods, products, work and services (less VAT, excise duties and similar obligatory payments)	10	63 621 055	76 190 767
including: from sales of metals	11	59 996 054	73 051 204
from sale of goods	12	248 180	130 353
from sale of services	13	2 727 528	1 593 895
from sale of exploration services	14	8 039	759 750
from sale of construction services	15	35 014	73 208
from leasing	16	-	-
other revenues	17	606 240	582 357
Cost of sold goods, work, services	20	-36 091 300	-28 391 462
including: from sales of metals	21	-31 528 624	-24 382 564
from sale of goods	22	-247 773	-115 852
from sale of services	23	-3 672 341	-2 810 952
from sale of exploration services	24	-8 027	-515 742
from sale of construction services	25	-67 430	-88 227
from leasing	26	-	-
of other revenues	27	-567 105	-478 125
Gross profit	29	27 529 755	47 799 305
Selling expenses	30	-734 538	-2 000 060
Management & administrative expenses	40	-2 687 225	-1 513 439
Profit (loss) from sales (lines 010-020-030-040)	50	24 107 992	44 285 806
II. Operating revenues and expenses			
Interest receivable	60	150 180	101 181
Interest payable	70	-1 841 544	-1 043 119
Minority interests	80	5 687	75 480
Other operating revenues	90	39 580 984	66 873 081
Other operating expenses	100	-41 838 364	-68 752 924
III. Non-sales revenues and expenses			
Non-sales revenues	120	3 798 171	1 948 756
Non-sales expenses	130	-23 313 041	-7 355 384
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)	140	650 065	36 132 877
Profit tax and other similar obligatory payments	150	-3 302 564	-9 047 999
Profit (loss) from usual activity	160	-2 652 499	27 084 878
IV. Extraordinary revenues and losses			
Extraordinary revenues	170	-	-
Extraordinary expenses	180	-	-10
Current year undistributed profit (loss) (lines 160+170-180)	190	-2 652 499	27 084 868

Comments on several P&L items

		9M 2002		9M 2001	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties and fees to be paid according to court decision	210	639	-	53 460	146
Prior years retained earnings	220	1 197 881	-	829 588	689 991
Compenstaion of damages due to non-fulfilment of improper fulfilment of obligations compensation	230	-	-	-	-
Exchange rate difference	240	2 217 668	-	790 318	370 306
Stocks value impairment	250	-	-	-	-
Write-off of accounts payables and accounts receivables, that are no longer subject to prescriptive right	260	-	-	-	-

Ex. 82-4270

Balance Sheet

Form #1 (RAS)- 710001
as of June 30, 2002
Company: **OJSC "MMC "Norilsk Nickel"**
INN (Personal Tax Number) 8401005730
Industry: **Non-Ferrous Metsals**
Form of Organization: **Open Joint Stock Company**
In Thousands of Russian Rubles

Russian Enterprise and Organization Classification	44577806
Russian Industries Classification	12242, 12222
Russian Organizational Forms Classification	47/34

ASSETS	Line Code	As of January 1, 2002	As of June 30, 2002
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	258	237
including: patents, licences, trade marks (marks of service), other similar rights and assets	111	258	237
organization expenses	112	-	-
goodwill	113	-	-
Fixed assets (01, 02,03)	120	46 828 069	47 334 509
including: land and natural objects in use	121	-	-
buildings, machinery and equipment	122	46 794 164	47 295 626
Investments in non-current assets (07, 08, 16, 60)	130	10 893 456	13 122 777
Construction in progress (07, 08, 16, 61)	130	-	-
Investment in material values (03)	135	-	-
including: property for leasing	136	-	-
property for hire	137	-	-
Long-term financial investments (06,82)	140	58 428 518	52 924 899
including: investment in subsidiaries	141	51 227 426	51 227 527
investment in subordinated companies	142	485 950	485 519
investment in other entities	143	6 652 381	1 139 579
loans granted to entities for over 12 months	144	35 000	44 900
other long-term financial investments	145	27 761	27 374
Other non- current assets	150	-	-
Total for Section I	190	116 150 301	113 382 422
II. CURRENT ASSETS			
Stocks	210	55 865 208	60 779 535
including: raw and other materials, other similar stocks (10,12,13,16)	211	25 509 819	24 886 302
livestock (11)	212	104	119
work in progress expenses (20, 21, 23, 29, 30, 36, 44)	213	13 463 613	11 082 001
finished goods and goods for resale (16, 40, 41)	214	12 761 061	16 226 263
dispatched goods (45)	215	2 959 004	7 299 410
deferred expenses (31)	216	1 171 607	1 285 440
other stocks and costs	217	-	-
Value added tax on acquired assets (19)	220	7 289 003	7 531 968
Accounts receivable (due in more than 12 months after balance shee	230	733	659
including: buyers and customers (62, 76, 82)	231	-	-
receivable (62)	232	-	-
debts of subsidiaries and subordinated companies (78)	233	-	-
advances issued (61)	234	-	-
other debtors	235	733	659
Accounts receivable (due within 12 months after balance sheet date)	240	27 506 642	25 453 911
including: buyers and customers (62, 76, 82)	241	12 842 369	10 362 593
notes receivable (62)	242	-	-
debts of subsidiaries and subordinated companies (78)	243	-	-
debts of participants (constitutors) for charter capital installments (75)	244	-	-
advances issued (61)	245	5 302 411	4 929 509
other debtors	246	9 361 862	10 161 809
Short-term financial investments (56,58,82)	250	839 376	18 796 606
including: loans granted to entities for less than 12 months	251	298 225	530 284
own shares repurchased from shareholders	252	-	17 171 356
other short-term financial investments	253	541 151	1 094 966
Cash	260	5 322 184	9 827 782
including: petty cash (50)	261	158 032	157 750
settlement accounts (51)	262	714 790	100 103
foreign currency accounts (52)	263	62 652	21 283
other cash (55, 56, 57)	264	4 386 710	9 548 646
Other current assets	270	-	-
Total for Section II	290	96 823 146	122 390 461

Balance Sheet

Form #1 (RAS)- 710001
as of June 30, 2002
Company: **OJSC "MMC "Norilsk Nickel"**
INN (Personal Tax Number) 8401005730
Industry: **Non-Ferrous Metsals**
Form of Organization: **Open Joint Stock Company**
In Thousands of Russian Rubles

Russian Enterprise and Organization Classification	44577806
Russian Industries Classification	12242, 12222
Russian Organizational Forms Classification	47/34

LIABILITIES	Line Code	As of January 1, 2002	As of June 30, 2002
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	410	122 472	252 667
Additional share issues	411	130 195	-
Additional capital (87)	420	48 379 298	48 379 516
Reserve capital (86)	430	37 900	37 900
including: reserve funds created in accordance with the legislation	431	37 900	37 900
reserve funds created in accordance with the charter documents	432	-	-
Social fund (88)	440	-	-
Special-purpose financing and receipts (96)	450	-	-
Prior years retained earnings (88)	460	106 650 020	106 650 020
including:	461	-	-
Prior years uncovered losses (88)	465	-	-
Current year earnings from operating activities (88)	470	-	10 588 485
Currant year uncovered losses (88)	475	-	-
Total for Section III	490	155 319 885	165 908 588
IV. LONG_TERM LIABILITIES			
Borrowings (92,95)	510	30 296	-
including: bank loans due in more than 12 months after balance sheet date	511	30 296	-
borrowings due in more than 12 months after balance sheet date	512	-	-
Other long-term liabilities	520	4 814	17 175 354
Total for Section IV	590	35 110	17 175 354
V. CURRENT LIABILITIES			
Borrowings (90, 94)	610	27 160 553	25 172 579
including: bank loans due within 12 months after balance sheet date	611	27 160 553	25 172 579
borrowings due within 12 months after balance sheet date	612	-	-
Accounts payable	620	30 009 815	27 094 721
including: suppliers and contractors (60, 76)	621	24 092 757	22 451 032
notes payable (60)	622	2 843 893	315 381
due to subsidiaries and subordinated companies (78)	623	-	-
due to employees (70)	624	903 753	991 055
social insurance and social security (69)	625	469 496	350 870
due to the budget (68)	626	726 580	1 231 962
advances received (64)	627	153 498	456 417
other payables	628	819 838	1 298 004
Dividends (75)	630	-	-
Deferred revenues (83)	640	448 084	421 641
including: special-purpose financing		-	-
Deferred expenses reserves (89)	650	-	-
Other current liabilities	660	-	-
Total for Section V	690	57 618 452	52 688 941
BALANCE (lines 490+590+690)	**700**	**212 973 447**	**235 772 883**

Off-Balance Sheet Items

Item	Line Code	As of January 1, 2002	As of June 30, 2002
1	2	3	4
Rented fixed assets(001)	910	11 794 344	11 878 903
including leased fixed assets	911	313 815	275 348
Valuables on custody (002)	920	299 560	346 215
Materials acceptet for processing (003)	921	-	-
Goods on commission (004)	930	-	-
Equipment for installment (005)	931	-	-
Stringent reporting forms (006)	932	3 201	9 773
Bad debtors write-off (007)	940	-	8

Profit and Loss Account

Form #2 (RAS) - 710002
as of June 30, 2002
Company: **OJSC "MMC "Norilsk Nickel"**
INN (Personal Tax Number) **8401005730**
Industry: **Non-Ferrous Metsals**
Form of Organization: **Open Joint Stock Company**
In Thousands of Russian Rubles

Russian Enterprise and Organization Classification	44577806
Russian Industries Classification	12242, 12222
Russian Classification of Organizational Forms	47/34

Item	Line Code	1 H 2002	1 H 2001
1	2	3	4
I . Revenues and expenses from operating activities			
Net revenue from the sale of goods, products, work and services	10		
(less VAT, excise duties and similar obligatory payments)		34 141 027	55 836 357
including: from sales of metals	11	31 492 940	52 994 534
from sale of goods	12	159 899	131 602
from sale of services	13	2 030 639	1 906 775
from sale of exploration services	14	-	492 316
from sale of construction services	15	30 527	51 763
from leasing	16	-	-
other revenues	17	427 022	259 367
Cost of sold goods, work, services	20	-18 377 691	-19 160 670
including: from sales of metals	21	-15 114 132	-15 172 399
from sale of goods	22	-155 111	-113 944
from sale of services	23	-2 697 440	-3 243 985
from sale of exploration services	24	-	-325 401
from sale of construction services	25	-51 622	-69 306
from leasing	26	-	-
of other revenues	27	-359 386	-235 635
Gross profit	29	15 763 336	36 675 687
Selling expenses	30	-328 473	-1 304 656
Management expenses	40	-1 669 948	-637 010
Profit (loss) from sales (lines 010-020-030-040)	50	13 764 915	34 734 021
II. Operating revenues and expenses			
Interest receivable	60	93 097	64 699
Interest payable	70	-1 194 033	-776 726
Minority interests	80	2 641	-
Other operating revenues	90	25 423 139	50 886 160
Other operating expenses	100	-26 914 369	-52 145 410
III. Non-sales revenues and expenses			
Non-sales revenues	120	2 621 628	625 197
Non-sales expenses	130	-3 426 591	-3 491 298
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)	140	10 370 427	29 896 643
Profit tax and other similar obligatory payments	150	218 058	-7 142 445
Profit (loss) from usual activity	160	10 588 485	22 754 198
IV. Extraordinary revenues and losses			
Extraordinary revenues	170	-	-
Extraordinary expenses	180	-	-
Current year undistributed profit (loss) (lines 160+170-180)	190	10 588 485	22 754 198

Comments on several P&L items

		1 H 2002		1 H 2001	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties and fees to be paid according to court decision	210	82	93	47 848	25
Prior years retained earnings	220	965 686	541 304	82 338	428 058
Compenstaion of damages due to non-fulfilment of improper fulfilment of obligations compensation	230	-	-	-	-
Exchange rate difference	240	1 385 521	1 227 686	455 786	323 005
Stocks value impairment	250	-	-	-	-
Write-off of accounts payables and accounts receivables, that are no longer subject to prescriptive right	260	-	204	-	-

Exemption: 82-4270

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

MUSKOVITE ARTIST AWARDED FOR NORILSK NICKEL LOGO AND STYLE DESIGN

27.12.2002

The jury of the tenth Russian national exhibition and competition "Design 2002", which is organised by the Russian Union of Designers, has announced the Muscovite artist Anatoly Andreev as the winner of the design award for Russia in recognition of his work on MMC Norilsk Nickel's new logo and corporate style.
The new logo and corporate style were adopted by the company in March 2002.



NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

MANAGEMENT BOARD OF NORILSK NICKEL APPROVED DEVELOPMENT STRATEGY UNTIL 2015

20.12.2002

On December 19, 2002 the Management Board of MMC Norilsk Nickel reviewed and in general approved the Development strategy of the Company and Kola MMC until 2015.
The Board of Directors will review the Development strategy in the beginning 2003. The highlights of the strategy will be published after the Board of Directors' approval.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

NORILSK NICKEL AWARDED FOR THE BEST ACHIEVEMENTS IN CORPORATE GOVERNANCE

20.12.2002

On December 19, 2002, the Investors' Rights Protection Association (API) announced the results of the "Corporate Governance in Russia" contest.
MMC Norilsk Nickel took award in the nomination "The company with the most significant achievements in corporate governance in 2002".
Awards have been granted after evaluating investor relations, dividend policy, strategic management, the level of minority shareholders' rights protection, transparency and other aspects of companies' corporate governance. Winners have been voted for by the members of the API, representing 26 of the largest Russian and foreign institutional investors operating in the Russian market.
"We are very pleased to see that our efforts, focusing on the improvement of corporate governance of Norilsk Nickel have been recognised by professional investors and the market participants," commented MMC Norilsk Nickel's Deputy General Director, Dmitri Razumov. "It is not the first time this year that the company has been awarded for its achievements in corporate governance, but to get an award from the API, representing the interests of minority shareholders is something that we are very proud of."

Background Information

The Investors' Rights Protection Association was founded as a non-profit organisation in April 2000, with the purpose to consolidate the efforts of investors in protecting their rights and improving the standards of corporate governance in Russia. The members of the API include Russian and foreign investors with significant investments in Russia.
The Association monitors standards of corporate governance, gets involved in resolving issues related to the violation of investors' rights, promotes good corporate governance principles, and is also actively involved in international projects promoting corporate governance in Russia.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

US$ 250 MILLION STRUCTURED PRE-EXPORT FINANCE FACILITY FOR MMC NORILSK NICKEL

16.12.2002

Mining and Metallurgical Company Norilsk Nickel has mandated Citibank N.A., ING Bank N.V. and Société Générale to arrange a US$ 250,000,000 Structured Pre-Export Finance Facility (The "Facility").
The Facility is planned to be Norilsk Nickel's only base-metal pre-export finance facility in 2003 and will be used to replace existing indebtedness and for general corporate purposes. The Facility is structured against a term off-take contract as a combination of a 12-month Revolving Credit and a 3-year Term Loan Facility.
General syndication is expected to be launched in January 2003.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

APPOINTMENT OF FIRST DEPUTY GENERAL DIRECTOR OF ZAO "POLYUS"

16.12.2002

Igor Krutov was appointed First Deputy General Director of the gold-mining company ZAO "Polyus" (the Krasnoyarsk region). ZAO "Polyus" has been a wholly owned subsidiary of MMC Norilsk Nickel since October, 2002.

Biography:
Igor V. Krutov was born on January 13, 1968 in the city of Ivanteevka (the Moscow region). He graduated from the Moscow State Textile Academy, and the Government of the Russian Federation Financial Academy. From 1993 to 1998 Mr. Krutov worked at a commercial bank, Inkombank, where he was promoted from an economist to a branch manager. From November 1998 to July 1999 he was head of a department at the bank "Moskovski delovoy mir". From August 1999 until June 2000 Mr. Krutov served as Deputy General Director, and from June 2000 until January 2001 as First Deputy General Director of the state company "Rosvooruzhenie". Since February 2001 until November 2002 Igor Krutov was the head of the "Aircraft Construction" program at the company "The New Programs and Concepts", serving as a member of the Board of Directors of OAO "Sukhoy".
On November 18, 2002 he was appointed deputy general director responsible for economy and finance of ZAO "Polyus".

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

NORILSK NICKEL AND ALMAZJUVELIREXPORT TO SET UP A JOINT OVERSEAS TRADING COMPANY

15.12.2002

On December 11, the Deputy Chairman of the Russian Government, Alexey Kudrin, held a meeting with representatives of the Central Bank, the Ministry of Finance, Gokhran, Almazjuvelirexport and Norilsk Nickel to discuss the methods of liberalization of the markets for platinum group metals (PGMs).

The participants approved an action plan for the gradual liberalisation of the PGM market, that was drafted by a working group comprised of representatives of the Ministry of Finance, the Ministry of Economic Development, the Bank of Russia, Gokhran, MMC Norilsk Nickel and Almazyuvelirexport.

As a result of the meeting, it was decided to set up a joint overseas trading company with the ownership split between the producer with a 51 per cent stake, and the state - 49 per cent. The state will be represented by Almaz USA, a subsidiary of Almazjuvelirexport, and the producer will be represented by Norimet (Great Britain), a subsidiary of Norilsk Nickel. The joint overseas trading company will open representative offices in the key PGM consuming markets to run a joint focused marketing and sales effort. It is aiming to facilitate further diversification of the client base comprised mostly of end users, and to promote sales via long term contracts under guaranteed terms. It has been also decided to establish an overseas palladium reserve to support the liquidity of the global PGM market and to enhance reliability of the supplies from Russia.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

MMC NORILSK NICKEL WINS AWARD AT "COMPANY OF THE YEAR" COMPETITION FOR 2002

11.12.2002

MMC Norilsk Nickel was a prize winner in the Metallurgy category at the "Company of the Year 2002" awards ceremony, which took place in Moscow on December 10.
This annual competition is run by the leading Russian business magazine "Kompaniya".
The Diploma of Honour was presented to Norilsk Nickel's Deputy General Director, Dmitri Razumov, who went on to say that the company had expanded dynamically in the course of 2002, and had made significant progress towards its strategic aim of becoming one of the leading players in the global mining business. Mr. Razumov was particularly keen to point out the company's achievements with regard to corporate governance and its successful acquisition of assets.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

MMC NORILSK NICKEL'S SUBSIDIARIES WIN AWARDS IN ADDITIONAL CATEGORIES AT COMPETITION TO FIND RUSSIA'S MOST SOCIALLY EFFECTIVE ORGANISATIONS

11.12.2002

Two of the Norilsk Nickel group's subsidiaries won awards at the third annual prize-giving ceremony for Russia's most socially effective organisations, which took place at the Kremlin Palace in Moscow on December 10. The Kola Mining and Metallurgical Company (based in the town of Monchegorsk in the Murmansk region) won the category for the organisation of youth work and the welfare of mothers and children, and the Polyus Gold Mining Company (based in the Krasnoyarsk region) won the prize for developing catering facilities in the workplace.
The Norilsk Nickel Mining and Metallurgical Company was awarded first prize in the category for the qualification, training and retraining of personnel.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

MMC NORILSK NICKEL WINS NATIONAL AWARD FOR THE QUALIFICATION AND TRAINING OF PERSONNEL

10.12.2002

An awards ceremony took place at the Kremlin Palace in Moscow on December 10, 2002, to announce the results of the Russia's most socially efficient organisation contest. MMC Norilsk Nickel took the first place award in the nomination for the qualification and training of personnel.

The contest, which has been running since 2000, is organised by the Government of the Russian Federation, the Ministry for Economic Development and the Ministry of Labour, along with the All-Russia Association of Employers and Trades Unions. The Chairman of the organisation committee is the Deputy Chairman of the Government of the Russian Federation, Mrs. V I. Matvienko.

More than 1,000 companies and organisations from 81 regions and 40 industries participated in the contest. The purpose of this contest was to find Russian companies, providing high levels of social efficiency, in order to study and promote their experience, and to develop better social partnership at Russian companies.

It was noted by the contest committee that over the past few years MMC Norilsk Nickel has been successful in implementing innovative social policies, and establishing strong partner relations with its workers, local communities, and the state.

"On the annual basis more than 20,000 people, representing one third of the company's workforce, receive professional training", says Olga Golodets, the Deputy General Director for Social Policy and Personnel at MMC Norilsk Nickel. "Our systematic approach to training personnel and teaching new qualifications is entirely in line with the development prospects of Norilsk Nickel through 2015."

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

NORILSK NICKEL WEBSITE HAS BEEN GRANTED AWARD AS THE BEST IN DESIGN AND NAVIGATION

28.11.2002

An awards ceremony organised by the Russian Trading System (RTS) and the magazine "Rynok Tsennikh Bumag" ("Securities Markets") for the winners of the fifth Annual Reports Contest took place on November 27. For the first time, the ceremony featured the nomination for "The Best Corporate Website", which was contested by 21 companies. Admission for this nomination was only for the companies with securities traded on the RTS. The MMC Norilsk Nickel website came first in the nomination for "Best Design and Navigation".

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

NORILSK NICKEL TO INVEST $341 MILLION IN STILLWATER MINING IN EXCHANGE FOR MAJORITY INTEREST

20.11.2002

FOR IMMEDIATE RELEASE: November 20, 2002

CONTACT: Norilsk Nickel:

Christophe Charlier +7-095-785-00-30

Sergey Polikarpov +7-095-785-10-90

Sergey Chernitsyn +7 095-797-82-59

Stillwater:

James A. Sabala +1-406-322-8724

MOSCOW, November 20, 2002 - MMC Norilsk Nickel (NILSY_US, MNOD_LI, GMKN$) and Stillwater Mining Company (NYSE: SWC) jointly announced today, the signing of definitive agreements whereby Norilsk Nickel will acquire a 51% majority ownership in Stillwater through the issuance of 45.5 million newly issued shares of Stillwater common stock in exchange for $100 million cash and approximately 876 thousand ounces of palladium, valued at $241 million based on the November 19, 2002, London PM fix. Under the agreement Norilsk Nickel will also commence a cash tender offer within 30 days of the closing to acquire additionally up to 10% of the currently outstanding shares of Stillwater at a price of $7.50 per share if the Stillwater share price is below $7.50 per share during the 15 trading days after closing, which additional share purchase would increase Norilsk Nickel's ownership in Stillwater to approximately 56%.

The total investment by Norilsk Nickel will be approximately $341 million, which represents a value of $7.50 for each Stillwater share. Stillwater shares closed on November 19, 2002 on the New York Stock Exchange at $7.48. After completion of the transaction Stillwater's total outstanding shares will be 89.1 million common shares.

Stillwater expects to market the palladium received at closing over time , depending upon market conditions and the ability to place the metal pursuant to long-term contracts. In addition Stillwater and Norilsk Nickel will negotiate an agreement, to be entered into within six months after closing, whereby Stillwater will purchase at least one million ounces of palladium annually from Norilsk Nickel for subsequent resale to Stillwater customers pursuant to long-term marketing contracts.

The Boards of Directors of Norilsk Nickel and Stillwater have approved the transaction. The transaction is subject to a number of conditions, including the approval of Stillwater shareholders, satisfactory amendment of Stillwater's $250 million Credit Facility with a syndicate of lenders, the expiration of the Hart-Scott-Rodino antitrust waiting period and other customary regulatory approvals. The parties expect that the cash proceeds from the transaction will be used, among other things, to reduce bank debt and for general corporate purposes. The transaction is anticipated to close in the first half of 2003.

Chief Executive Officer of MMC Norilsk Nickel, Mr. Prokhorov stated, "We are extremely pleased and look forward to a rewarding relationship with Stillwater. We have enormous respect for Stillwater and its

management. This is our first investment in North America and we intend to make it a success."

Mr. Prokhorov further added, "Having experienced a difficult year for the palladium market we consider this arrangement as an essential step toward reestablishing credibility of the market. Given the extensive mining resources of Norilsk Nickel and outstanding customer relations of Stillwater, this transaction will allow us to increase the reliability and supply of palladium to the North American market. This transaction alone will substantially remove the overhang of palladium accumulated by Norilsk Nickel during 2002 and will immediately secure an increased supply of palladium to customers. We are confident that this transaction is in the best interest of our shareholders and customers."

Stillwater's Chairman and Chief Executive Officer, Francis R. McAllister said, "The prospective investment by Norilsk Nickel is welcomed and has been unanimously approved by the Stillwater Board of Directors. The transaction is the culmination of a challenging year for Stillwater. We felt that it is necessary and in the best interest of shareholders and customers to partner with a strong and knowledgeable participant in the PGM markets."

Mr. McAllister continued, "Norilsk Nickel is obviously a significant player on the world stage in the PGM markets and this provides a unique opportunity for a Russian corporation to partner with a U.S. company. We also firmly believe that the Norilsk Nickel affiliation will have a positive long-term effect for Stillwater and its shareholders."

Based in Columbus, Montana, Stillwater Mining Company is the only U.S. producer of palladium and platinum and is the largest primary producer of platinum group metals outside of South Africa and Russia. The Company's shares are traded on the New York Stock Exchange under the symbol SWC. Incorporated in 1992, Chevron and Manville each owned 50% of Stillwater. In 1994, the Company redeemed Chevron's 50% and completed an initial public offering reducing Manville's ownership to 27%. Subsequently, Manville sold its remaining ownership to institutional investors. The Company had proven and probable reserves at year-end 2001 of 25 million ounces of PGMs and has estimated PGM production of 640,000 ounces in 2002 rising to more than 700,000 ounces in 2004. Total cash costs for the first nine months of 2002 were $279 an ounce. More information on Stillwater Mining can be found at its Web site:

www.stillwatermining.com.

Norilsk Nickel is one of the world's leading mining companies and is the world's largest producer of nickel and palladium. Norilsk Nickel is also one of the leading suppliers of copper, cobalt, gold, platinum and other platinum group metals to the world markets. In 2001, Norilsk Nickel recorded net profit of US$469 million (excluding extraordinary financing gains) on revenues of US$4,378 million. More information on MMC Norilsk Nickel can be found at its Web site:

www.nornick.ru.

Stillwater's financial advisor is J.P. Morgan Securities Inc. Norilsk Nickel is advised by UBS Warburg LLC.

MMC Norilsk Nickel will host a conference call at 20:00 Moscow time (12:00 noon EST), November 21, 2002. The conference call dial-in number is 888-428-4479 (US) and 612-332-0418 (International). To access the presentation for the conference call on the Company's Web site go to the "Presentation" under the "To Shareholders Section" and click on the link to the conference call. A replay of the conference call will be available by telephone replay, dial-in number 800- 475-67-01 (US) and 320-365-38-44 (International), access code 661294, for a limited time.

Stillwater Mining Company will host a conference call at 10:00 am EST, November 21, 2002. The conference call dial-in number is 888-276-0010 (US) and 612-332-0932 (International). The conference call will be simultaneously Web cast on the Internet via the Company's Web site at www.stillwatermining.com. To access the conference call on the Company's Web site go to the Investor Relations Section under Management Presentations and click on the link to the conference call. A replay of the conference call will be available on the Company's Web site or by telephone replay, dial-in number 800-475-6701 (US) and 320-365-3844 (International), access code 661943, for a limited time.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Polyus - New Board of Directors is Elected

01.11.2002

A new Board of Directors of the Polyus company has been elected by a decision made by MMC Norilsk Nickel. The new Board includes the following members:

- Valery V. Rudakov - Chairman of the Committee of the Chamber of Trade and Industry of the Russian Federation.

- Vladimir K. Sovmen - General Director of the Polyus company;

- Denis S. Morozov - Head of MMC Norilsk Nickel's legal department;

- Alexander V. Perov - Deputy General Director of MMC Norilsk Nickel;

- Oleg V. Lobanov - Deputy General Director of MMC Norilsk Nickel.

At its first meeting, the new Board of Directors unanimously elected Valery V. Rudakov as its Chairman.

A Brief Biography

Valery V. Rudakov was born on June 6, 1942, in Tbilisi, in the then Soviet Republic of Georgia.
Mr. Rudakov graduated from the Moscow Institute of Radioelectronics and Electromechanics in 1965 with a degree in the technology and mechanisation of developing fossil fuel deposits.
1959 - 1961 - Assistant drill-operator for the Vakhrushevugol Trust in the town of Karpinsk, Sverdlovsk Region.
1961 - 1965 - Studied at the Moscow Institute of Radioelectronics and Electromechanics.
1965 - 1966 - Engineer in the production and technical section of the Yakutalmaz Trust, in the town of Mirny in the Soviet Republic of Yakutia.
1965 - 1967 - Head of drilling and blasting operations at the Mir open cast mine in Yakutia for the Yakutalmaz Combine.
1967 - 1973 - Head of Laboratories and Deputy Section Head of the Yakutniproalmaz Institute, Yakutia.
1973 - 1976 - Chief Engineer at the Aikhal pit in Yakutia for the Yakut Diamond Mining and Production Association.
1976 - 1978 - Chief Engineer and Deputy General Director of the Yakut Diamond Mining and Production Association in Mirny, Yakutia.
1978 - 1983 - USSR Minister of Non-Ferrous Metallurgy and General Director of the Yakut Diamond Mining and Production Association, Mirny, Yakutia.
1983 - 1988 - USSR Deputy Minister of Non-Ferrous Metallurgy, Head of the USSR Gold-Mining Industry Association ("Soyuzzoloto"), Moscow.
1988 - 1991 - Head of the Chief Directorate of Precious Metals and Diamonds for the USSR Council of Ministers.
1991 - 1992 - President of the Russian corporation "Almazzoloto".
1992 -1994 - President of Almazi Rossii-Sakha ("Russian-Yakut Diamonds").
1994 - 1996 - Part time advisor and consultant to commercial organisations engaged in the production of precious metals.
1996 - 1998 - President of the Evrozoloto financial and industrial group.
1998 - 2000 - Advisor and consultant to the General Director of the Asalmaz foreign trade company.
01 / 2000 - 06 / 2002 - Deputy Minister of Finance of the Russian Federation, Head of a State Institute for

the formation of national reserves of precious metals and stones, and for the storing, release and use of precious metals and stones, answerable to the Ministry of Finance of the Russian Federation.
Since 10 / 2002 - Chairman of the Russian Federal Chamber of Trade and Industry Committee for the support of mining and processing operations in the area of precious metals and stones.
Mr. Rudakov has been awarded the Order of Labour and the Order of Lenin, and is a State Laureate of the Soviet Union.
He is married, and has two sons.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

MMC Norilsk Nickel has acquired ZAO "Polyus"

24.10.2002

Following the approval of its Board of Directors, MMC Norilsk Nickel has acquired 100% of the shares of ZAO "Polyus", Russia's largest gold producer.
ZAO "Polyus" operates an open-pit mine at the Olimpiada deposit located in the Krasnoyarsk region. The company employs the unique bio-hydrometallurgical (bio-leaching) technology for primary ores processing, which is recognized for its generation of low quantities of waste and ecological cleanliness.
In 2001, ZAO "Polyus" produced 15 tons of gold, with revenues of USD135 million and net profit of USD54 million. After the successful installation of a second production-line at the end of 2001 - beginning of 2002, the current year's output is expected to reach 25 tons.
In addition to the currently exploited Olimpiada deposit, ZAO "Polyus" has licenses to operate the Tyradin, Olen'e and Blagodatny gold deposits.
The acquisition of ZAO "Polyus" is an important step in the implementation of MMC Norilsk Nickel's diversification strategy, aiming at strengthening the competitive position of the Company in base and precious metals. This acquisition is expected to provide a number of significant synergies for the Company:

- Diversification of sources of revenues and net profit;
- Reduction of dependence of cash flows on unfavorable downturns in the global economic cycle;
- Significantly accretive to earnings starting in 2003.

As a result of the ZAO "Polyus" acquisition, MMC Norilsk Nickel has become the largest gold producer in Russia with its share of domestic gold production exceeding 15%.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Maxim Finsky elected to the Board of Directors of the International Platinum Association

16.10.2002

At the meeting of the International Platinum Association held in Seville (Spain) on October 10, Deputy Chairman of the Management Board of MMC Norilsk Nickel, Maxim Finsky, was elected to the Board of Directors of the International Platinum Association.

Founded in 1987, the International Platinum Association (IPA) is a non-profit association of the leading mining, production and fabrication companies in the global Platinum Group Metals (PGMs) industry. The IPA provides information on issues relating to PGMs and their application to interested parties around the world. Until 1999, Russia was presented in the IPA by Almazjuvelirexport. Norilsk Nickel joined the IPA in 1999.

This is the first time that a representative of a Russian Company has been elected to the Board of Directors of the IPA.

The election of Mr. Finsky further demonstrates Norilsk Nickel's commitment to promote the usage of platinum-group metals and develop its relationships with customers.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Long-term contract with GM

09.10.2002

Norilsk Nickel is pleased to announce that its 100% owned subsidiary and official exclusive distribution arm, UK based, Norimet Ltd., has entered into a long-term contract with the General Motors Corporation for the supply of palladium, platinum and rhodium.

This contract is the embodiment of Norilsk Nickel's announced strategy of entering into direct agreements with end users of precious metals. These types of contracts are designed to establish supply and price stability in the precious metals markets.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Jokves Rozenberg named as Deputy Chairman of MMC Norilsk Nickel's Management Board

09.10.2002

Deputy General Director of MMC Norilsk Nickel, Jokves Rozenberg has been named as Deputy Chairman of the company's Management Board. Mr. Rozenberg's responsibilities will include determining the company's general direction regarding technical development, developing long-term strategies regarding technological methods and processes in the light of global tendencies, improving the technical level of production, and determining the company's environmental policy.

Biographical information:

Jokves Rozenberg was born in 1943 in the Tomsk region of Russia, and graduated from the Dnepropetrovsk Mining Institute in 1967. From 1959 to 1981 he worked in various companies in the mining and chemical industries. From 1981 he worked at the Norilsk Mining and Metallurgical Combine, occupying posts from Head Production Engineer of Sulphur Production to Director of Financial and Commercial Affairs. From 1997 to 2000 he was Economic Director and Deputy General Director of RAO Norilsk Nickel. As of 2001 he has been Deputy General Director of MMC Norilsk Nickel.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

MMC Norilsk Nickel has acquired 20.1 % of the common shares of the Enisey River Steamship Company

04.10.2002

MMC Norilsk Nickel has acquired 20.1 % of the common shares of the Enisey River Steamship Company through secondary capital market transactions from September 26 till September 30, 2002. As a result, the size of the MMC Norilsk Nickel's stake in the Enisey River Steamship Company has increased to 43.9 % of the total charter capital.
The shares of the Enisey River Steamship Company have been acquired in line with the transport policy of MMC Norilsk Nickel. At the moment, MMC Norilsk Nickel is not planning any significant changes in the management of the Company.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Dmitri Zelenin to leave Norilsk Nickel

03.10.2002

Dmitry Zelenin, first vice president of Norilsk Nickel, has resigned from the company.
Zelenin, who was in charge of Norilsk's strategic development and finance, is to become the deputy chairman of the State Sports Committee. Prime Minister Mikhail Kasyanov has approved Zelenin's appointment.

D. Zelenin was born in Moscow.
In 1986 graduated from Moscow Institute of Physics & Technology (Faculty of Management and Applied Mathematics).
In 1986 to 1990 he served as an engineer at the the Scientific Research Institute of Aviation Systems. During his time at the Institute, he published 16 academic papers.
In 1989 Dmitri Zelenin established companies Microcard and Guirvas which specialised in the software and computer technology. Since 1990 - member of the Boards of Directors of all companies within the company Microdin.
From 1990 to 1993 he was deputy Head of Department at the commercial inter-industrial bank Resource-Bank, in 1993 to 1995 - Deputy Chairman of the Board of the Russian trade bank RATO-Bank. In 1994 - member of the Board of Directors of AMO ZIL and the Perm Motors.
From March to December of 1995 - President, Chairman of the Board of Resource-Bank.
In January to September of 1996 - General Director of the group Interros.
From September 1996 till September 2001 - First Deputy General Director of RAO Norilsk Nickel.
From January till July 2001 - First Deputy General Director of the MMC Norilsk Nickel.
Since August 2001 - Deputy General Director, Deputy Chairman of the Management Board of the MMC Norilsk Nickel.
Since April 2002 - First Vice-President, Deputy Chairman of the Management Board of MMC Norilsk Nickel.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

MMC "Norilsk Nickel" invites investors and analysts to participate in a conference call

23.09.2002

The conference call will be hosted by:

- Igor A. Komarov, Chief Financial Officer
- Leonid B. Rozhetskin, Deputy Chairman of the Management Board
- Sergey S. Polikarpov, Head of Investor Relations
- Vladimir S. Zhukov, Head of Corporate Governance

The call details are set out below:

Tuesday September, 24
at 5:00pm Moscow time
2:00pm London (GMT);
9:00am New York

Dial in toll-free numbers:

United States: +1 888 273 98 87
International: +1 612 332 09 23

Conference name:

Norilsk Nickel IAS 2001 Financial Results

We would kindly request you to dial into our teleconference 10 minutes early.

A replay will be available for one week from 12:00 am Moscow time on September 25 until 11:59 pm on October 1 at the following numbers:

United States: +1 800 475 67 01
International: +1 320 365 38 44
Access Code: 652041

The Norilsk Nickel Group's 2001 IAS consolidated financial statements will become available on the Company's web-site (www.nornickel.ru) at 12:00am Moscow time (9:00am London; 4:00am New York) on September 24. A copy of Chief Financial Officer's presentation will be available on the Company's web-site one-half hour before the start of the conference call.

For further information, please contact:

Sergey S. Polikarpov
Head of Investor Relations
Tel.: +7 (095) 786 83 20

Fax: +7 (095) 797 86 13
E-mail: polikarpovss@rao.nornik.ru
Web-site: www.nornickel.ru

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Norilsk Nickel announces 2001 IAS results

19.09.2002

Norilsk Nickel released today its 2001 financial results in accordance with International Accounting Standards. The company recorded net profit of RUR36.8 billion on revenues of RUR132 billion in 2001. Excluding net financing gains, the company's 2001 IAS net profit was RUR14.1 billion.

Details

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY

JOINT STOCK COMPANY

Shares canceled

17.09.2002

On September 9, 2002 MMC "Norilsk Nickel" canceled 38,761,525 ordinary shares of the Company, which were bought back in accordance with the decision of Extraordinary General Shareholder Meeting that took place on March 29, 2002.
As a result of this transaction Charter Capital of MMC "Norilsk Nickel" was reduced to RUR 213,905,884. Appropriate amendments to the Corporate Charter were registered on August 27, 2002.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Appointment of Vitaly Berlin as Vice-President of MMC Norilsk Nickel

11.09.2002

Vitaly Berlin has been appointed a Vice-President of MMC Norilsk Nickel. He will supervise development and implementation of strategic projects related to precious metals.

Biographic information:
Vitaly Berlin was born in the city of Electrostal of the Moscow region. He graduated from the Moscow Institute of Steel and Alloys, and then studied at the All-Union Academy for Foreign Trade. During the former USSR era he worked in the area of export/import trade. From 1991 to 1995 Vitaly Berlin served as a trade representative of the state-owned company Almazjuvelirexport in the Trade Mission of the Russian Federation in Japan, and from 1995 until 2002 he was a director of the Platina company, a subsidiary of Almazjuvelirexport.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Norilsk Nickel Group has repaid a Ministry of Finance loan

03.09.2002

Norilsk Nickel Group has repaid a Ministry of Finance loan. The loan was provided to the company in 1994 for stabilizing operations and ensuring timely cargo deliveries during the navigation period.
The loan, which had been previously restructured, was due on December 31, 2002. However, the company decided to prepay the loan in full prior to maturity date.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Group of foreign banks provides $75 million credit to Norilsk Nickel

21.08.2002

MMC Norilsk Nickel signed an agreement today in Moscow with a group of western banks, under which it will receive a $75 million credit over a one-year term, with an option to extend it for a further year. The credit will be used to finance production and export of non-ferrous metals. The interest rate on the loan is Libor + 3.5%.

The banks who participated in the transaction were Deutsche Bank AG (Amsterdam), as Sole Mandated Arranger, Societe Generale SA (Paris), as Senior Arranger, and OOO Deutsche Bank (Moscow), as Passport Bank servicing the contract for non-ferrous metals exports.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Norilsk Nickel will continue to review attractive projects in New Caledonia

02.08.2002

Norilsk Nickel will continue to review attractive mining and metals opportunities in Russia, New Caledonia and elsewhere in the world that can create value for its shareholders.
At the same time, after careful consideration of all prevailing conditions, significant investment requirements and risk profile, Norilsk Nickel has decided not to pursue the Nakety - Bogota project in New Caledonia.
Norilsk Nickel has therefore decided to exercise its right to terminate at any time its participation in the project as provided in the Tripartite Agreement signed with Societe des Mines de Tontouta and Balzan Investment Limited (Argosy Minerals Inc. subsidiary) in October 2001.
In accordance with the Confidentiality Clauses of the Tripartite Agreement, Norilsk Nickel cannot release any specific information related to the Nakety-Bogota Project.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Results of the final swap of RAO Norilsk Nickel shares have been summarized

01.08.2002

Results of the final swap of RAO Norilsk Nickel shares for MMC Norilsk Nickel shares have been summarized. This swap was specially organized for the RAO shareholders who for one reason or another could not participate in the exchange held from June till August of 2001.
The given swap was carried out from January 17 till July 17, 2002 at the centers created at the National Registration Company, and Rosbank. During the period, RAO Norilsk Nickel shareholders exchanged their 2,544,277 shares, one ordinary or one preferred share of RAO being exchanged for one MMC Norilsk Nickel ordinary share. As total of 185,736,506 shares of RAO Norilsk Nickel have been swapped for MMC shares, which equals 98.27 percent of the Company's Charter capital.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Changes in the management structure of Norilsk Nickel's Polar division

04.07.2002

As part of the action plan aiming to improve management of its regional divisions, the management of MMC Norilsk Nickel has created a new management body at the Polar division in Norilsk, the Management Board. Vitally Bobrov has been appointed as the Chairman of the Management Board and the Head of the Polar division, Viktor Tomenko and Alexander Ryumin will serve as First Deputies Chairman. The Chairman has two weeks to select the members of the Management Board from among the heads of the Polar division departments.
Simultaneously higher decision-making authority will be delegated to the heads of individual plants and mines of the Polar division. The expanded Management Board will be able to manage operatively the business units of the Polar division, thus facilitating more flexible and prompt adjustment of MMC Norilsk Nickel's operations to changes in global market conditions.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

The numbers of employees of MMC was reduced by 2.9 percent in 2001

03.07.2002

This employment reduction was made possible due to a number of the Group's initiatives, such as the Group's restructuring, technical upgrade and reconstruction of production lines, elimination of inefficient work places, and implementation of social programs that encouraged employees to leave and optimize their professional and qualification levels.
In line with the Collective Agreement, salaries at MMC Norilsk Nickel became directly linked to the production volumes in terms of their value or physical terms, and to other key operating and financial performance figures (including changes in the cost of goods sold, labor productivity).
A priority of the Group's employment policy is to develop a highly qualified and well-motivated workforce, capable of efficiently implementing the Group's corporate strategy, to improve competitiveness, and to secure leading positions in the international base and precious metals markets.
As part of the employment policy, the Group provided for the following at universities in Russia and the educational centers of the Group:

- 7,200 managers and employees upgraded their qualification and received professional training;
- 150 people received new professional qualifications, 3,400 workers went through training and 2,900 workers received second professional qualifications;
- 14,100 persons increased their qualification level.

In 2001 the management of the Company together with trade unions implemented labor safety policy, focusing on the life and health of workers as a priority. The joint efforts resulted in a reduction in 2001 of the total number of accidents by 22.9 %, as compared with the previous year, the number of serious accidents - by 5.1 %. Moreover, the number of workdays lost due to temporary disability was reduced by 14.6 %.

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY

JOINT STOCK COMPANY

Norilsk Nickel named as Russia's leading exporter for 2001

02.07.2002



The Economy and Trade Council of the Ministry of Economic Development of the Russian Federation has awarded MMC Norilsk Nickel as the Russia's leading exporter for 2001 with the best exporter Certificate of Honour.
The Certificate of Honour was established to award exporting enterprises, to promote further expansion of Russia's export activities, and to increase the prestige of Russian producers.
Norilsk Nickel was also awarded with this certificate in 1998, 1999 and 2001.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

MMC Norilsk Nickel annual general shareholders' meeting approved company's 2001 results

30.06.2002

Norilsk Nickel Mining and Metallurgical Company (MMC Norilsk Nickel) annual general shareholders' meeting (AGM) was held in Moscow on June 30, 2002.
The AGM approved the Annual Report, Annual Financial Statements, including the Income Statement, allocation of profits and losses of MMC Norilsk Nickel for the year 2001.
The previous year was characterized by a significant reduction in world prices on base and platinum group metals. In these circumstances MMC Norilsk Nickel received the net after-taxes profit (before the write-off of social assets) according to Russian accounting standards, of 32.9 billion roubles.
The AGM approved a recommendation of the Board of Directors to pay out annual dividend of 23 roubles per ordinary share. Dividends will be paid by October 15, 2002. While deriving the amount of dividends the Board of Directors took into consideration the financial results of the Company and capital investment needs. The Board of Directors had also reviewed dividend payment practices of the leading international mining and metallurgical companies comparable with MMC Norilsk Nickel as well as the leading Russian public companies. The Board of Directors considers returning cash to shareholders in the form of dividends as an important step in bringing the corporate governance of the Company in line with international standards, and implementation of the Company's mission – working to increase the shareholders' value of Company.
The AGM approved new versions of the Charter of the company, the Regulations of the General Shareholders' Meeting and By-laws on the Board of Directors, and the regulations of the Audit Commission.
The AGM has elected the following candidates to the Board of Directors:
Sergey Aleksashenko, deputy General Director of the Interros Holding Company;
Andrey Bugrov, Executive Director of the World Bank;
Vladimir Dolgikh, President of the Board of the "Krasnoyarsk Zemlyachestvo" Association;
Andrey Klishas, General Director of the Interros Holding Company;
Vladimir Lisin, Chairman of the Board of Directors of the Novolipetsk Metallurgical Combine;
Leonid Rozheckin, President of LV-Finance Limited;
Ekaterina Salnikova, Director of Corporate Management of the Interros Holding Company;
Guy de Selliers, member of the International Advisory Board of Fortis Group;
Larisa Zelkova, Director of Public Relations of the Interros Holding Company.
The first meeting of the Board of Directors, that was held on the same day as the AGM elected Andrey Klishas as its Chairman.
The meeting approved OOO "Rosexpertiza" as Auditor of MMC Norilsk Nickel for the year 2002.

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

The buy back of 38 761 525 ordinary shares of the Company completed

17.06.2002

On June 15, 2002, the Mining and Metallurgical Company Norilsk Nickel announced that the buy back of 38 761 525 ordinary shares of the Company was completed.
In accordance with the resolution of the Company's General Shareholders' Meeting of March 29, 2002, authorizing reduction of the charter capital, the shares of MMC Norilsk Nickel were acquired during the period from May 15 to June 15, 2002.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

US$200,000,000 Secured 3 Year Loan Facility arranged for Norilsk Nickel

13.06.2002

On 23 May 2002, "Norilsk Nickel" agreed and entered into a US$200,000,000 Secured 3 year Loan Facility (the "Facility") arranged by Credit Suisse First Boston International, ING Bank N.V. and Standard Bank London Limited (the "Mandated Arrangers"), with Natexis Banques Populaires joining the Facility prior to execution.

Norilsk Nickel is the world's largest nickel and palladium producer and a major international producer of platinum, copper, cobalt, and other base and precious metals. The Company's extraction and metallurgical operations are located in the Taimyr Autonomous Region, in the northern part of the Krasnoyarsk Region, and on the Kola Peninsula in the Murmansk Region. The Company's distribution is arranged through its Moscow headquarters and Norimet Limited, its London-based distribution subsidiary.

The Facility is secured by a pledge of the Company's nickel located in warehouses in Rotterdam, Netherlands.

The Facility was fully underwritten by Credit Suisse First Boston (Documentation Agent), ING (Facility Agent and Joint Bookrunner) and Standard Bank London Limited (Security Agent and Joint Bookrunner). Natexis Banque Populaires joined the Facility as Co-Arranger prior to the execution of the Facility Documentation. No general syndication for the facility was required.

For further information please contact:

Norilsk Nickel
Alexander Popov, Deputy General Director +7 095 797 8255

Credit Suisse First Boston
Kevin Hudson, Managing Director +44 207 888 3608
Diana Gindin, Director +7 095 967 8364

ING
Elena Ivanova +44 207 767 1415
Siobhan Walker, Director +7 095 755 5166

Standard Bank London Limited
Robert Scott, Senior Manager +44 207 815 4370

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

MMC Norilsk Nickel approves dividend policy

04.06.2002

The Board of Directors of MMC Norilsk Nickel has approved a dividend policy that defines the range of annual dividend payments that will be presented for approval to the Annual Shareholders Meeting.
Starting next year, total annual dividend will be paid in the amount ranging from 20 to 25 per cent of consolidated net income (after tax), calculated in accordance with International Accounting Standards.
In the words of Andrey Klishas, Chairman of MMC Norilsk Nickel's Board of Directors - "Approval of the dividend policy is an important step forward in improving corporate governance of the company, and we will continue taking active steps in this direction throughout 2002".

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

MMC Norilsk Nickel recommends 2001 dividend of RUR 23 per share

29.05.2002

The Board of Directors of MMC Norilsk Nickel approved a recommendation to the Annual Shareholders' Meeting to pay dividend of RuR 23 per common share. Dividends will be paid by October 15, 2002.
The question on dividends has been included in the agenda of the Annual Shareholders' Meeting, which is due to take place in Moscow on June 30, 2002.

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Norimet to sell Norilsk Nickel's platinum group metals on foreign markets

21.05.2002

The company Norimet Ltd (London) and the Russian state monopoly Almaziuvelirexport have reached an agreement giving Norimet Ltd option rights to obtain platinum group metals produced by facilities belonging to the Norilsk Nickel Mining and Metallurgical Company (MMC Norilsk Nickel) which are sold by Almaziuvelirexport in accordance with agreed quotas.
Norimet Ltd has been in the business of selling non-ferrous metals to the world's largest consumers for a number of years, and the company's track record shows it to be a reliable partner on western markets. As of April 2000, Norimet Ltd has been a wholly owned subsidiary of MMC Norilsk Nickel.
In accordance with Russian legislation, Almaziuvelirexport is the sole supplier of platinum group metals for export, and the system for selling MMC Norilsk Nickel's platinum group metals that has been arrived at is in full accordance with this legislation, with Almaziuvelirexport dealing with any issues concerning the observance of currency and export regulations.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Igor Komarov named Deputy Chairman of Management Board

15.04.2002

Igor Komarov has been named Deputy Chairman of MMC Norilsk Nickel's Management Board, and will be engaged with the organisation and implementation of the company's financial policies.

Biographical Information:
Igor Komarov was born in the town of Engels, in the Saratov Region of Russia, and graduated from the economic faculty of Moscow State University. He has worked in banking, specialising in the area of finance, corporate business and accounting and auditing. From 1992 to February 2002 he was Chairman of the Management Committee of Lantabank, Head Accountant, and First Vice President of AB Inkombank, First Vice President of the National Reserve Bank, and Deputy Chairman of the Management Committee of the Russian Federal Savings Bank (Sberbank). As of February 2002, he has held the post of Deputy General Director of MMC Norilsk Nickel.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Extraordinary general shareholders' meeting has approved liquidation of the cross shareholding

13.04.2002

An extraordinary shareholders' meeting of MMC Norilsk Nickel that took place on March 29, 2002 approved reduction in charter capital of MMC Norilsk Nickel through acquisition of a stake in its equity in order to reduce the total number of shares outstanding.

According to preliminary results 70.5 per cent of the total common stock participated in the ballot, out of which 99.75 per cent voted in favor of the reduction. The final voting results will be published after ballot protocols are completed.

This shareholders' meeting is one of the essential steps to liquidate cross shareholding. The 15.34 per cent of the charter capital or 38`761`525 shares of MMC Norilsk Nickel that are currently controlled by RAO Norilsk Nickel ("the cross shareholding") will be acquired by MMC Norilsk Nickel and cancelled, thereby reducing the total number of shares outstanding.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Management structure of Norilsk Nickel to be augmented by institute of Vice Presidents

08.04.2002

The management structure of the Mining and Metallurgical Company Norilsk Nickel (MMC Norilsk Nickel) is to be augmented by the introduction of new management positions of Vice Presidents.
Such a move has been made necessary by the increasing number of projects the company is engaged in, and the new areas whose development the company is prioritising.
The introduction of Vice Presidents is part of Norilsk Nickel's move to a management structure that is in line with generally accepted international norms. In accordance with the structure being adopted, another executive branch of management is added to the traditional management of the day to day running of the company, which will draw together internal and external resources for specific strategic projects. The Vice Presidents of MMC Norilsk Nickel will manage independent projects, facilitating the strategic development of the company as a whole.
The President of MMC Norilsk Nickel is Mikhail Prokhorov, who combines the duties of that post with those of Chairman of the company's Management Board.
Dmitri Zelenin, who has been named First Vice President and Deputy Chairman of MMC Norilsk Nickel's Management Board, will take charge of the development of a number of strategic business projects connected with the improvement of the company's financial management and developing the company's system of financial and economic modelling. He will also be engaged in the preparation of projects concerning the multiple use of the company's available resources in order to increase its efficiency and raise its capitalisation.
Appointment of Vice Presidents is an ongoing process.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Russia's Norilsk to use nickel as loan collateral.

04.04.2002

MOSCOW, April 4 (Reuters) - Russia's metals giant Norilsk Nickel will use 60,000 tonnes of nickel from its reserves as collateral for a loan by a syndicate of foreign banks, Norilsk's deputy CEO Maxim Finsky said on Thursday.
He told Reuters the three-year loan would be arranged by Credit Suisse First Boston, Dutch ING Barings and Standard Bank . "The 60,000 will be taken out of our strategic reserves for three years," Finsky said. "This metal will never go to the market." He said the metal was currently stored in the Arctic port of Dudinka and Norilsk was in the process of obtaining a licence to export it.
He disclosed no further details.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Norilsk says exports 63,700 t nickel in Q1 2002.

04.04.2002

MOSCOW, April 4 (Reuters) - Russian metals giant Norilsk Nickel said on Thursday it exported 63,700 tonnes of nickel, 75,800 tonnes of copper and 955.6 tonnes of cobalt in the first quarter of this year.
Norilsk Deputy CEO Maxim Finsky, speaking to Reuters, declined to say how much the company exported in January-March of 2001. Norilsk exported 177,400 tonnes of nickel and 422,000 of copper in the whole of 2001. Data on Norilsk cobalt exports in 2001 are not available.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Norilsk says won't sell spot palladium before May.

21.03.2002

The world's largest palladium producer Norilsk Nickel said on Thursday it will not sell the metal on the spot market before May, when it expects to finalise long-term supply agreements with consumers.
"Before May we will not be present on the (spot) palladium market," Maxim Finsky, Norilsk's deputy CEO told Reuters.
Norilsk pulled out of the spot palladium market last August, due to weak prices, saying it was unlikely to return until the middle of 2002. Finsky said this year Norilsk intends to sell the bulk of its palladium, a platinum group metal used essentially in car cathalysts, through direct contracts to end-users. "After we finish signing contracts and we have the whole picture for 2002, then we will decide on spot palladium - realistically this will happen sometime in May," he said.
He said Norilsk had already signed some contracts for 2002 supplies of palladium and sister metals platinum and rhodium with Asian consumers and was currently negotiating contracts with consumers in the United States.
Norilsk intended to sell its palladium both under term contracts and on the spot market within the price range of $400-$600 per troy ounce.
"This is a reasonable range, as levels below $400 do not satisfy producers, and if the level is higher than $600, consumers start thinking of switching to platinum and rhodium cathalysts," Finsky said. "And we cannot have double standards, selling the metal on the spot market below $400 and negotiating contracts in the range of $400-$600 with end-users."
Spot palladium was last quoted at $373/$383 in London on Thursday, $3 higher than at the previous close.
Finsky said he had little hope of implementing Norilsk's earlier plans to sign three-year contracts with consumers soon.
"Switching to a system of three-year contracts appears to be difficult, while one-year contracts seem to satisfy everybody," he said.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Norilsk Nickel sells its stake in Novolipetsk Combine

12.03.2002

Following an approval by the Board of Directors on February 26, 2002, MMC Norilsk Nickel has entered into an agreement to sell its 9 per cent equity stake in OAO Novolipetsk Metallurgical Combine (NLMK). The shares were sold to a consortium, which was organised by Renaissance Capital and included one of the existing shareholders of NLMK.
According to the Deputy General Director of MMC Norilsk Nickel, Dmitry Razumov: "We believe this transaction is in line with our goal of focusing on the company's core assets and creates value for Norilsk' shareholders."

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Igor Komarov has been appointed Deputy General Director

01.03.2002

Igor Komarov has been appointed Deputy General Director of the MMC Norilsk Nickel. In this walk of life he is going to supervise the issues related to operational guidance, development and implementation of financial policy of the MMC Norilsk Nickel.

Background

Igor Komarov was born in the city of Engels (the Saratov region), graduated from the Moscow State University (Economics faculty). Stages of his career included the work in banking sphere (specialized in finances, business accounting and audit, and corporate business). From 1992 till 2002 he held posts of Chairman of the Management Board of the Lanta-Bank, Accountant general, First vice-president of the Inkombank, First vice-president of the National Reserve Bank, Deputy Chairman of the Management Board of the Saving Bank of the Russian Federation.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Norilsk Nickel receives credit from Commerzbank AG (Germany)

11.02.2002

The Norilsk Nickel Mining and Metallurgical Company and Commerzbank AG (Frankfurt am Main, Germany) have signed an agreement which will provide the Norilsk Nickel Mining and Metallurgical Company with a US $30 million credit for a period of one year. The credit will be made in the form of pre-export financing, and is for the purpose of supplementing the company's circulating assets. The credit account will be handled by Commerzbank AG's subsidiary bank in Moscow, Commerzbank (Eurasia).
The bank and the company plan to continue the joint work that they have been developing successfully in the course of the last three years in both Moscow and in Germany. This includes the provision of credit under the guarantee of the German state export agency Hermes.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Board of Directors confirms lists of candidates for election to the Board for 2002, and announces the date of the General shareholders' meeting

05.02.2002

The Norilsk Nickel Mining and Metallurgical Company's Board of Directors has announced that the company's Annual Shareholders' Meeting will take place in Moscow on June 21.

The Board of Directors has also examined shareholders' proposals for candidates for election to the Board of Directors for 2002. All in all there have been 11 proposals, with 17 candidates put forward.

In addition to this, the Board of Directors has also examined proposals concerning both the company's auditors for 2002 and candidates for membership of the Internal Audit Commission.

May 5, 2002 has been set as the date by which the list of those with the right to take part in the Norilsk Nickel Mining and Metallurgical Company's Annual General Shareholders' Meeting will be drawn up.

Those holding shares in the RAO Norilsk Nickel who wish to take part in the Norilsk Nickel Mining and Metallurgical Company's Annual General Meeting will be required to exchange their shares in that company for Norilsk Nickel Mining and Metallurgical Company securities before May 5, 2002 within the terms of the company's additional share exchange, which runs from January17 to July 17.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Norilsk Nickel to produce PGMs from scrap.

05.02.2002

Norilsk Nickel has begun the construction of a plant which will come on stream in 2005-2006 and will have the capacity to produce platinum group metals, including 30-40 metric tons of palladium, from scrap.
The construction site is situated in the Kola peninsula on the territory of Severonikel, a nickel smelting subsidiary of Norilsk Nickel. The metal will be produced from both imported and domestic scrap, mostly used car catalysers.
Norilsk Nickel is also planning to begin production of its own catalysers in near future. This has been made possible by decree No. 742, recently signed by Russian President Vladimir Putin. The decree allows export of products containing precious metals.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Norilsk Nickel strengthens development strategy team.

23.01.2002

Norilsk Nickel has appointed Dmitry Razumov as deputy general director for development strategy. Razumov will oversee the strategy of the company development, introduction of international corporate governance standards, company policy on the payment of dividends, acquiring and selling strategic assets and relations with shareholders and investors.
Razumov is joining Leonid Rozhetsky, appointed in October as adviser to Norilsk Nickel general director on strategic development and stock market policy. Prior to their appointments, Razumov and Rozhetsky worked together at the Renaissance Capital investment company, as well as being co-founders of the very successful LB Finance consulting and investment company.
Razumov graduated from the Moscow State Institute of International Relations. Before he joined Renaissance Capital in 1997 he worked for a number of international legal firms specializing in corporate law.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Norilsk Nickel to sell more palladium by long term contract.

22.01.2002

Norilsk Nickel would sell more palladium on long-term contracts to industrial consumers, as the company anticipated fewer spot-market sales. Maxim Finsky, a member of Norilsk Nickel's management board, said the export strategy of the Russian government would be to supply less palladium from state stockpiles, but Norilsk Nickel's sales volume would be maintained at last year's level.
Instead of selling into the spot market, however, Finsky said Norilsk Nickel would focus on expanding its longer-term contracts to industrial consumers.

Finsky said: "At the same time, if certain guarantees are provided for supplies of palladium from Russia, this would help to stabilize the market. It is very important that there is no speculative drive from the producers, especially Norilsk Nickel."

In addition, Norilsk Nickel was negotiating "a price corridor" with regular buyers in Japan and the US, in order to neutralize the impact of spot-market speculation on palladium's price volatility. "We plan to increase the use of longer-term contracts with end-users of metal. Both producers and consumers are interested in a floor and ceiling for contracts."

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Norilsk Nickel to swap last 3% in former parent company.

17.01.2002

Mining and Metallurgical Company Norilsk Nickel (Norilsk Nickel) has started an additional round of consolidating its equity with its former parent company.
As part of the restructuring, parent company RAO Norilsk Nickel was absorbed into its subsidiary, the Norilsk Nickel, by means of a one-for-one share swap and the issue of Level 1 American Depositary Receipts. Hence, only Norilsk Nickel is now traded.
RAO had swapped 97% of its stock for shares in Norilsk Nickel by August 2001. Owners of the remaining 3% will swap their shares on the same one-for-one basis from Jan. 17 until July 17.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Norilsk Nickel to start Nadezhda smelter rebuild in march.

08.01.2002

Norilsk Nickel will begin the reconstruction of its Nadezhda smelter in March. Equipment produced by Finnish miner Outokumpu will be installed at the smelter. After the reconstruction is completed in 2005, Nadezhda will be capable of carrying out a complete technological cycle, from ore enrichment to refined metal. Norilsk Nickel will also put on stream a new copper and nickel ore mine at the Zhdanovskoe deposit in the Kola peninsula in 2004.

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Norilsk Nickel works at capacity after heavy snowstorms.

03.01.2002

All the smelting facilities of Norilsk Nickel's Polar Circle Division are working to capacity now after production was disrupted by heavy snowstorms on Dec. 13.
The Division produces over 70% of Norilsk Nickel's total output.
The snowstorm subsided on Dec. 27 and by Jan. 1 the ore mines resumed extraction. The roads leading to the smelters were also cleared of snow and ore delivery resumed in full.